Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 4, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.                                       News release dated September 12, 2005 entitled “HIGH SPEED CONNECTIVITY FOR TEAMS ON THE MOVE”

2.                                       News release dated September 15, 2005 entitled “VODAFONE OFFERS HIGH-SPEED DATA IN THE U.S. FOR BUSINESS CUSTOMERS ON THE MOVE”

3.                                       News release dated September 16, 2005 entitled “A VODAFONE LIVE! WITH 3G CHRISTMAS”

4.                                       Stock Exchange Announcement dated September 1, 2005 entitled ‘Transaction in Own Securities’

5.                                       Stock Exchange Announcement dated September 1, 2005 entitled ‘Director Declaration’

6.                                       Stock Exchange Announcement dated September 2, 2005 entitled ‘Transaction in Own Securities’

7.                                       Stock Exchange Announcement dated September 5, 2005 entitled ‘Transactions in Own Secruities’

8.                                       Stock Exchange Announcement dated September 6, 2005 entitled ‘Transactions in Own Securities’

9.                                       Stock Exchange Announcement dated September 7, 2005 entitled ‘Transactions in Own Securities’

10.                                 Stock Exchange Announcement dated September 8, 2005 entitled ‘Transactions in Own Securities’

11.                                 Stock Exchange Announcement dated September 9, 2005 entitled ‘Transactions in Own Securities’

12.                                 Stock Exchange Announcement dated September 13, 2005 entitled ‘Transaction in Own Securities’

13.                                 Stock Exchange Announcement dated September 14, 2005 entitled ‘Transactions in Own Securities’

14.                                 Stock Exchange Announcement dated September 15, 2005 entitled ‘Transactions in Own Securities’

15.                                 Stock Exchange Announcement dated September 16, 2005 entitled ‘Transactions in Own Securities’

16.                                 Stock Exchange Announcement dated September 19, 2005 entitled ‘Transaction in Own Securities’

17.                                 Stock Exchange Announcement dated September 21, 2005 entitled ‘Transactions in Own Securities’

18.                                 Stock Exchange Announcement dated September 22, 2005 entitled ‘Transactions in Own Securities’

19.                                 Stock Exchange Announcement dated September 23, 2005 entitled ‘Transactions in Own Securities’

20.                                 Stock Exchange Announcement dated September 26, 2005 entitled ‘Transaction in Own Securities’

21.                                 Stock Exchange Announcement dated September 26, 2005 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

22.                                 Stock Exchange Announcement dated September 26, 2005 entitled ‘Close Period Share Purchases’

23.                                 Stock Exchange Announcement dated September 27, 2005 entitled ‘Transaction in Own Securities’

24.                                 Stock Exchange Announcement dated September 28, 2005 entitled ‘Transaction in Own Securities’

25.                                 Stock Exchange Announcement dated September 29, 2005 entitled ‘Transaction in Own Securities’

26.                                 Stock Exchange Announcement dated September 30, 2005 entitled ‘Transactions in Own Securities’

12 September 2005

HIGH SPEED CONNECTIVITY FOR TEAMS ON THE MOVE

Vodafone, Linksys and Cisco Systems today announce the launch of the 3G/UMTS Router, a new product that provides high speed mobile data connectivity for teams working on the move.

The 3G / UMTS Router enables teams of up to five people to use the wireless LAN capability already built in to most laptop computers to access high speed mobile data services provided by the Vodafone 3G network.

This highly portable, cost effective and simple to use product is ideal for businesses in sectors such as accountancy, construction or media who regularly have teams working together away from their main office and who need easy access through their laptop to high speed internet services or corporate applications.

The 3G/UMTS WLAN Router combines the Linksys WRT54G3G Wireless-G Router, which provides Wireless LAN coverage for users, and the Vodafone Mobile Connect 3G/GPRS data card.

The 3G / UMTS Router is being launched in Spain today and will be introduced in Germany, Greece, Italy, Netherlands, New Zealand, Portugal, South Africa, Sweden and the UK over the coming weeks. Launches in other countries will follow in due course.

“The 3G/UMTS Router makes it even easier and more cost effective for teams on the move to work anywhere as though they were in the office.” said Peter Bamford, Chief Marketing Officer, Vodafone Group.  “Vodafone is already the leading provider of high speed mobile data to business and this initiative coupled with our simple, predictable and transparent data pricing means we are better placed than ever to meet the mobile data needs of our business customers”

 “Mobile communications is changing the face of business, and organisations that deploy mobile solutions will reap the greatest competitive advantage,” commented Charlie Giancarlo, President of Cisco-Linksys and Chief Development Officer at Cisco Systems. “Cisco’s collaboration with Vodafone is an example of how leaders in mobility can combine technology and know-how to take products and services to market more quickly and bring true value to end users.”

In addition to providing instant group access to networks, email and the Internet the 3G / UMTS Router allows additional devices, such as printers, to be connected using Ethernet or 802.11g wireless connections. It is designed to be quick and easy to set up, just plug in and go.

The 3G / UMTS Router is a highly secure mobile wireless solution that can be taken almost anywhere.  Internet and network access is secured through Wi-Fi Protected Access™ and powerful SPI firewall protection, even when using the wireless connection.

Press Contacts:
Vodafone	Cisco Systems	Linksys
Jon Earl	Andrew Phillips	Angela Hepburn
+44 7784 000333	+44 7767222323	+33 1 58 04 33 42
jon.earl@vodafone.com	andphill@cisco.com	ahepburn@cisco.com

Industry Analyst Contacts
Vodafone	Cisco Systems
Janine Young	Michal Halama
+44 7771 775318	+44 781 024 5387
janine.young@vodafone.com	mhalama@cisco.com

About Vodafone

Vodafone is the world’s largest mobile community with over 165 million proportionate customers, equity interests in 27 countries and Partner Network Agreements in a further 14 countries.  For further information about Vodafone, please visit the Vodafone Group website: www.vodafone.com

About Linksys

Founded in 1988, Linksys, a Division of Cisco Systems, Inc. (NASDAQ: CSCO) is the recognized leader in Voice, Wireless and Ethernet networking hardware for consumer, SOHO and small business users. Linksys is dedicated to making networking easy and affordable for its customers, offering innovative, award-winning products that seamlessly integrate with a variety of devices and applications.  Linksys provides award-winning product support to its customers. For more information, visit www.linksys.com/uk

About Cisco Systems

Cisco Systems, Inc. (NASDAQ: CSCO), the worldwide leader in networking for the Internet, last year celebrated 20 years of commitment to technology innovation, industry leadership and corporate social responsibility. Information on Cisco can be found at http://www.cisco.com. For ongoing news, please go to http://newsroom.cisco.com. Cisco equipment in Europe is supplied by Cisco Systems International BV, a wholly owned subsidiary of Cisco Systems, Inc

NOTES TO EDITORS

In addition to the cost of the 3G/ UMTS Router, customers will need a 3G/GPRS tariff from their local Vodafone or Partner Network service provider.  Extended access options using the Vodafone 3G / GPRS network are also possible.

© Vodafone Group 2005.  VODAFONE, Vodafone logos and Vodafone Mobile Connect are trade marks of the Vodafone Group.  Other product and company names mentioned herein may be the trade marks of their respective owners.

15 September 2005

VODAFONE OFFERS HIGH-SPEED DATA IN THE U.S. FOR
BUSINESS CUSTOMERS ON THE MOVE

Vodafone today announces the launch of a high-speed datacard that enables customers to access business applications, email and the internet from their lap-top whilst on the move in the United States.  Launched in partnership with Verizon Wireless, the new datacard uses Verizon Wireless’ EVDO (Evolution-Data Optimized) network* to provide customers with access to the largest national wireless high-speed, broadband network currently available in the United States.

Across Europe, Japan and New Zealand, Vodafone customers access the Vodafone 3G network, with data rates of up to 384kpbs using the award-winning Vodafone Mobile Connect 3G/GPRS datacard.  When travelling in the United States, the service is just as easy to use.  Customers simply need to remove the Vodafone Mobile Connect 3G/GPRS datacard and replace it with the Vodafone Mobile Connect EVDO datacard, then use the existing Vodafone Mobile Connect software to access Verizon Wireless’ EVDO network.

“With 25% of all business customers travelling and working in the United States, today’s announcement demonstrates Vodafone’s commitment to deliver services that customers need,” said Peter Bamford, Chief Marketing Officer at Vodafone.  “With the introduction of the Vodafone Mobile Connect EVDO datacard, the Vodafone Mobile Connect range makes life even easier for our business customers on the move, through a winning combination of easy to use services, simple and predictable data pricing and superior network coverage across Europe, Japan, New Zealand and the United States.”

The Vodafone Mobile Connect EVDO datacard will be sold as a package, containing both the Vodafone Mobile Connect 3G/GPRS datacard and the new Vodafone Mobile Connect EVDO datacard, or separately for customers who already own a Vodafone Mobile Connect 3G datacard.   Data roaming usage of the Vodafone Mobile Connect EVDO datacard will be charged to the customers Vodafone account at the same predictable data roaming rates currently offered by the local Vodafone operator.

The datacard will initially be available to corporate accounts through Vodafone’s direct sales force in Germany, the Netherlands and the UK, with other markets to follow next year.

-    ends –

-

NOTES TO EDITORS

* Verizon Wireless’ EVDO network is currently available in the following major metropolitan markets:

State	Market
Arizona	1. Phoenix
California	2. Los Angeles (includes Burbank and Ontario)
3. Orange County
4. Sacramento*
5. San Diego
6. San Francisco*

Colorado	7. Denver*
Connecticut	8. Hartford
9. New Haven
10. New London

Delaware	11. Wilmington
District of Columbia	12. Greater Washington
Florida	13. Ft. Lauderdale
14. Jacksonville
15. Miami
16. Orlando
17. Tampa/St. Petersburg
18. West Palm Beach
Georgia	19. Athens
20. Atlanta
Illinois	21. Chicago
Indiana	22.Indianapolis
Kansas	23. Kansas City (includes Overland Park) (also in MO)
Kentucky	24. Louisville*
Louisiana	25. Baton Rouge*
26. Lake Charles
27. New Orleans
Maryland	28. Baltimore
Massachusetts	29. Boston
Michigan	30. Detroit
Minnesota	31. Minneapolis
Missouri	Kansas City (also in KS)
32. St. Louis
Nevada	33. Las Vegas
New Jersey	34. Newark/Jersey City
35. Trenton
New York	36. Long Island (Suffolk and Nassau counties)
37. New York
38. Rochester
39. Syracuse

North Carolina	40. Charlotte
41. Raleigh Durham
Ohio	42. Akron
43. Cincinnati
44. Cleveland
45. Columbus
46. Dayton
Oregon	47. Portland
Pennsylvania	48. Philadelphia
49. Pittsburgh
Rhode Island	50. Providence
Tennessee	51. Knoxville
Texas	52. Austin
53. Beaumont
54. Dallas
55. Fort Worth
56. Houston
57. San Antonio
Virginia	58. Richmond
Washington	59. Seattle
Wisconsin	60. Madison
61. Milwaukee

As at August 29, 2005

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 01635 664444

Investor Relations

Charles Butterworth, Darren Jones, James Lindsay or Sarah Moriarty

Tel: +44 (0) 1635 664447

Media Relations and Industry Analysts

Jon Earl or Janine Young

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s largest mobile community with over 165 million proportionate customers, equity interests in 27 countries and Partner Network Agreements in a further 14 countries.  For further information about Vodafone, please visit the Vodafone Group website: www.vodafone.com

© Vodafone Group 2005.  VODAFONE, Vodafone logos and Vodafone Mobile Connect are trade marks of the Vodafone Group.  Other product and company names mentioned herein may be the trade marks of their respective owners.

16 September 2005

A VODAFONE LIVE! WITH 3G CHRISTMAS

Vodafone today announces an extensive range of phones to bring 3G services to the mass market.  The range of phones will be marketed in the run up to Christmas and will be the best yet, offering smaller and lighter phones, longer battery life, cutting edge design and new, faster services which will be available at even better value prices.

The highlights are:

•                  15 Vodafone live! with 3G handsets

•                  10 Vodafone exclusive handsets

•                  Wide range of Vodafone live! with 3G phones from premium to entry level prices

10 of the 15 Vodafone live! with 3G phones will be Vodafone exclusives, with the total range offering a broad choice for customers from premium to entry level 3G phones based on European and Japanese designs.  Six of the Vodafone exclusives will be targeted at entry level pricing to encourage the mass market adoption of Vodafone live! with 3G.

All of Vodafone’s new 3G phones will offer enhanced and new mobile services through Vodafone live! with 3G, with more than 500,000 full track music downloads available to customers, as well as an increasing range of mobile TV services and content.  Further details regarding services and pricing will be released later in the year.

Peter Bamford, Chief Marketing Officer, Vodafone, said:

“Vodafone will be offering a broader range of phones at better value prices this Christmas.  With our new global range we have a phone for everyone, whether you want the latest in mobile entertainment or you want a great value, stylish Vodafone live! with 3G mobile.

“A significant proportion of the range is targeted at mid to entry level price points, encouraging the mass market adoption of Vodafone live! with 3G.  We are confident that this is going to be a 3G Christmas.”

- Ends -

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 664444

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
James Lindsay	Jon Earl
Sarah Moriarty	Tel: +44 (0) 1635 664444
Tel: +44 (0) 1635 664447

Notes to Editors

Vodafone Exclusive Handsets

At the top end of the range are four exclusive premium handsets:

•                  Sharp 903, Europe’s first 3.2 mega-pixel camera phone with a 2.4 inch screen enabling great mobile TV and 3D gaming

•                  Toshiba 803, Vodafone’s first music dedicated mobile with remote control and optimised user interface

•                  Toshiba 903, a Japanese exclusive device offering network assisted GPS functionality

•                  Limited edition Sharp 902 Ferrari with exclusive Ferrari content

Vodafone will also be marketing six entry level Vodafone live! with 3G handsets during the Christmas period:

•                  Motorola E770v

•                  Samsung SGH-ZV10

•                  Samsung SGH-ZV30

•                  Sharp 703

•                  Sharp 703SH (Japan only)

•                  Sony Ericsson V600i

Non-Exclusive Handsets

•                  Motorola RAZR V3x

•                  Nokia N70

•                  Nokia 6280

•                  Samsung SGH-Z500V

•                  Samsung SGH-Z140V

For the press tool kit go to: www.vodafone.com/3GXmasphones

© Vodafone Group 2005. VODAFONE, the Vodafone logos and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	31 August 2005

Number of ordinary shares purchased:	12.6 million

Highest purchase price paid per share:	152.25p

Lowest purchase price paid per share:	151p

Volume weighted average price per share:	151.5497p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,693,100,000 shares at a cost (including dealing and associated costs) of £2,387,720,109.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	31 August 2005

Number of ordinary shares transferred:	904,765

Highest transfer price per share:	149.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,265,527,926 of its ordinary shares in treasury and has 63,197,967,373 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

DIRECTOR DECLARATION

Following the announcement, on 26 July 2005, of the appointment of Philip Yea as a Non-Executive Director of Vodafone Group Plc (the “Company”) with effect from 1 September 2005, the following information is given in accordance with paragraph 9.6.13 of the Listing Rules.

Philip Yea holds or has held directorships in the following publicly quoted companies in the past five years:

Name of Company	Date of appointment	Date of Resignation

3i Group plc	07/07/2004	current directorship

HBOS plc	05/06/2001	30/06/2004

Halifax Group plc	30/06/1999	20/09/2002

Manchester United plc	01/01/2000	12/11/2004

There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Listing Rules.

The Company has been advised that Philip Yea has a beneficial interest in 70,000 ordinary shares of $0.10 each in the Company as at today’s date.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	1 September 2005

Number of ordinary shares purchased:	29 million

Highest purchase price paid per share:	152.5p

Lowest purchase price paid per share:	151p

Volume weighted average price per share:	151.7905p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,722,100,000 shares at a cost (including dealing and associated costs) of £2,431,968,255.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 September 2005

Number of ordinary shares transferred:	660,740

Highest transfer price per share:	150.5p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,293,867,186 of its ordinary shares in treasury and has 63,169,867,776 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	2 September 2005

Number of ordinary shares purchased:	37 million

Highest purchase price paid per share:	151.5p

Lowest purchase price paid per share:	149.75p

Volume weighted average price per share:	150.6554p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,759,100,000 shares at a cost (including dealing and associated costs) of £2,488,000,615.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 September 2005

Number of ordinary shares transferred:	759,720

Highest transfer price per share:	151.75p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,330,107,466 of its ordinary shares in treasury and has 63,135,965,289 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	5 September 2005

Number of ordinary shares purchased:	17.5 million

Highest purchase price paid per share:	151.25p

Lowest purchase price paid per share:	150.75p

Volume weighted average price per share:	150.975p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,776,600,000 shares at a cost (including dealing and associated costs) of £2,514,558,628.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 September 2005

Number of ordinary shares transferred:	4,591,931

Highest transfer price per share:	152p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,343,015,535 of its ordinary shares in treasury and has 63,123,178,100 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	6 September 2005

Number of ordinary shares purchased:	21 million

Highest purchase price paid per share:	151.25p

Lowest purchase price paid per share:	150.5p

Volume weighted average price per share:	150.8363p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,797,600,000 shares at a cost (including dealing and associated costs) of £2,546,398,965.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 September 2005

Number of ordinary shares transferred:	2,457,185

Highest transfer price per share:	150p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,361,558,350 of its ordinary shares in treasury and has 63,106,830,350 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	7 September 2005

Number of ordinary shares purchased:	27.9 million

Highest purchase price paid per share:	151p

Lowest purchase price paid per share:	149.5p

Volume weighted average price per share:	150.2249p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,825,500,000 shares at a cost (including dealing and associated costs) of £2,588,529,660.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 September 2005

Number of ordinary shares transferred:	1,061,422

Highest transfer price per share:	151p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,388,396,928 of its ordinary shares in treasury and has 63,079,991,772 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	8 September 2005

Number of ordinary shares purchased:	25 million

Highest purchase price paid per share:	150p

Lowest purchase price paid per share:	149.5p

Volume weighted average price per share:	149.7875p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,850,500,000 shares at a cost (including dealing and associated costs) of £2,626,171,260.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 September 2005

Number of ordinary shares transferred:	509,892

Highest transfer price per share:	150.75p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,412,887,036 of its ordinary shares in treasury and has 63,055,726,128 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 September 2005

Number of ordinary shares transferred:	720,673

Highest transfer price per share:	149.75 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 5,412,166,363 of its ordinary shares in treasury and has 63,056,585,850 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	13 September 2005

Number of ordinary shares purchased:	23.5 million

Highest purchase price paid per share:	151p

Lowest purchase price paid per share:	149.75p

Volume weighted average price per share:	150.6021p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,874,000,000 shares at a cost (including dealing and associated costs) of £2,661,746,797.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 September 2005

Number of ordinary shares transferred:	1,248,598

Highest transfer price per share:	149.5p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,434,417,765 of its ordinary shares in treasury and has 63,036,575,172 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	14 September 2005

Number of ordinary shares purchased:	19.5 million

Highest purchase price paid per share:	152.25p

Lowest purchase price paid per share:	151.75p

Volume weighted average price per share:	151.9396p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,893,500,000 shares at a cost (including dealing and associated costs) of £2,691,529,085.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 September 2005

Number of ordinary shares transferred:	658,871

Highest transfer price per share:	151.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,453,258,894 of its ordinary shares in treasury and has 63,017,951,680 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	15 September 2005

Number of ordinary shares purchased:	23 million

Highest purchase price paid per share:	154p

Lowest purchase price paid per share:	152.25p

Volume weighted average price per share:	153.2989p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,916,500,000 shares at a cost (including dealing and associated costs) of £2,726,971,178.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 September 2005

Number of ordinary shares transferred:	869,501

Highest transfer price per share:	150p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,475,389,393 of its ordinary shares in treasury and has 62,996,537,480 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 September 2005

Number of ordinary shares transferred:	2,955,987

Highest transfer price per share:	152.5 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,472,433,406 of its ordinary shares in treasury and has 63,000,297,022 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 September 2005

Number of ordinary shares transferred:	2,829,603

Highest transfer price per share:	154.50 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,469,603,803 of its ordinary shares in treasury and has 63,005,176,161 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 September 2005

Number of ordinary shares transferred:	254,813

Highest transfer price per share:	151.5 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,469,348,990 of its ordinary shares in treasury and has 63,005,518,651 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	22 September 2005

Number of ordinary shares purchased:	16.5 million

Highest purchase price paid per share:	147.75p

Lowest purchase price paid per share:	146.5p

Volume weighted average price per share:	147.2045p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,933,000,000 shares at a cost (including dealing and associated costs) of £2,751,386,223.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 September 2005

Number of ordinary shares transferred:	1,102,263

Highest transfer price per share:	150.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,484,746,727 of its ordinary shares in treasury and has 62,990,120,914 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 September 2005

Number of ordinary shares transferred:	162,412

Highest transfer price per share:	146.75 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,484,584,315 of its ordinary shares in treasury and has 62,990,392,446 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 26 September 2005 by Mourant ECS Trustees Limited that on 12 September 2005 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 151p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Peter Richard Bamford*	166
Sir Julian Horn-Smith*	166
Alan Paul Harper	166
Stephen Roy Scott	166
Paul Michael Donovan	166

* Denotes Main Board Director

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

CLOSE PERIOD SHARE PURCHASES

Vodafone Group Plc (“Vodafone”) announces today that on 23 September 2005 it instructed Law Debenture Corporate Services Limited to deliver irrevocable instructions to a number of banks to purchase shares on its behalf during the period relating to the publication of its interim results for the six months ended 30 September 2005 which starts on 1 October 2005 and ends on the day that the interim results are announced which is expected to be on 15 November 2005 (the “Close Period”).  The purchase of shares in the Close Period pursuant to the irrevocable instructions will be effected in accordance with the authority granted to Vodafone at its Annual General Meeting on 26 July 2005.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 September 2005

Number of ordinary shares transferred:	359,390

Highest transfer price per share:	151 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 5,484,224,925 of its ordinary shares in treasury and has 62,990,766,154 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 September 2005

Number of ordinary shares transferred:	237,212

Highest transfer price per share:	147.25 p

Lowest transfer price per share:	92.99 p

Following the above transfer, Vodafone holds 5,483,987,713 of its ordinary shares in treasury and has 62,991,125,943 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 September 2005

Number of ordinary shares transferred:	160,732

Highest transfer price per share:	147.25 p

Lowest transfer price per share:	92.99 p

Following the above transfer, Vodafone holds 5,483,826,981 of its ordinary shares in treasury and has 62,991,295,822 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	29 September 2005

Number of ordinary shares purchased:	20 million

Highest purchase price paid per share:	148.25p

Lowest purchase price paid per share:	147.25p

Volume weighted average price per share:	147.8813p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,953,000,000 shares at a cost (including dealing and associated costs) of £2,781,116,281.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 September 2005

Number of ordinary shares transferred:	872,349

Highest transfer price per share:	149.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,502,954,632 of its ordinary shares in treasury and has 62,972,447,035 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 4, 2005	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary